THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action to be taken, you are recommended to seek your own personal financial advice from your stockbroker, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 immediately.

IF YOU HAVE SOLD OR OTHERWISE TRANSFERRED all of your registered holding of Ordinary Shares, please forward this document, together with the accompanying Form of Proxy, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

Hoare Govett Limited, which is authorised and regulated in the UK by the Financial Services Authority, is acting for Galen and no one else in connection with the Acquisitions and will not be responsible to anyone other than Galen for providing the protections afforded to the clients of Hoare Govett Limited or for providing advice in relation to the Acquisitions or the contents of this document.

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GALEN HOLDINGS PLC

Proposed acquisition of the Pfizer Portfolio

and

Notice of Extraordinary General Meeting

Your attention is drawn to the letter from the Chairman of Galen set out on pages 6 to 13 of this document.

A summary of the actions to be taken by Shareholders is set out in paragraph 10 of Part I of this document and in the accompanying notice of the Extraordinary General Meeting.

This document does not constitute an invitation, offer, or the solicitation of an offer, to underwrite, subscribe for or otherwise acquire or dispose of any Ordinary Shares to any person in any jurisdiction.

This document should be read in conjunction with the accompanying notice of the Extraordinary General Meeting. The Extraordinary General Meeting to be held at 12.00 noon on 25 March 2003 at Malone House, Barnett Demesne, Malone Road, Belfast BT9 5PB. A Form of Proxy is enclosed for use by Shareholders in connection with the meeting. To be valid, Forms of Proxy, completed in accordance with the instructions printed thereon, must be received at the Company's registrars, Computershare Investor Services PLC, at P.O. Box 1075, Bristol BS99 3FA as soon as possible but in any event by no later than 12.00 noon on 23 March 2003. Completion and return of the Form of Proxy will not preclude Shareholders from attending and voting at the Extraordinary General Meeting, should they so wish.

Forward looking statements in this document, including, without limitation, statements relating to Galen's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth; government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products; customer acceptance of new products; competitive factors in the industries in which Galen operates; the loss of key senior management or scientific staff; exchange rate fluctuations; general economic and business conditions; and other factors described in filings of Galen with the US Securities and Exchange Commission. Without prejudice to its obligations under the Listing Rules, Galen undertakes no obligation to publicly update or revise any forward looking statement whether as a result of new information, future events or otherwise.

Solely for the convenience of the reader, this document, unless otherwise stated, contains translations of pound sterling amounts to US dollars (and, where appropriate, vice versa) based on a rate of L1.00 = US$1.5816, being the closing mid-point spot exchange rate set out in the Financial Times on 5 March 2003, the latest practicable date prior to the publication of this document.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time and date for receipt of Form of Proxy	12.00 noon on 23 March 2003
Extraordinary General Meeting	12.00 noon on 25 March 2003
Expected date of OC Completion	By no later than 30 April 2003*
Expected date of Femhrt Completion	By no later than 30 April 2003*

* Both completion dates are dependent on receiving regulatory approvals and in the event that the Company receives approvals at an earlier date, it intends to complete each of the Acquisitions as soon as possible following receipt of such approvals (subject to Shareholder approval).

DEFINITIONS

The following definitions apply in this document, unless the context otherwise requires:
"ABN AMRO"	ABN AMRO Bank N.V.
"Acquisitions"	the acquisition of the Pfizer Portfolio pursuant to the Agreements
"Agreements"	collectively, the OC Agreement and Femhrt Agreement
"Bank of Ireland"	The Governor and Company of the Bank of Ireland
"Barclays"	Barclays Bank PLC
"Barclays Capital"	the investment banking division of Barclays
"Barr Laboratories"	Barr Laboratories Inc.
"Company" or "Galen"	Galen Holdings PLC
"Chemical Synthesis Services Business" or "CSS"	the pharmaceuticals services business previously carried out by Galen under the "CSS" trading name, comprising SynGal Limited and the business and assets of QuChem Limited
"Clinical Trials Services Business" or "CTS"	the pharmaceuticals services business previously carried out by Galen under the "CTS" trading name and the business and assets owned by Gaelta Research and Development Limited and Galen Incorporated
"Directors" or the "Board"	the directors of Galen whose names are set out in paragraph 3 of Part V of this document
"Duramed"	Duramed Pharmaceuticals Inc., a wholly owned subsidiary of Barr Laboratories and contract manufacturer of generic products
"Duramed Agreement"	the manufacturing agreement between Warner-Lambert and Duramed for the manufacture of femhrt (R)
"Enlarged Group"	the Group as enlarged by the acquisition of the OC Products and/or the Femhrt Product, as the context so requires
"Extraordinary General Meeting" or "EGM"

the extraordinary general meeting of Galen to be held at 12.00 noon on 25 March 2003 for the purpose of approving the Acquisitions, notice of which is set out in the Notice of EGM, or any adjournment thereof

"FDA"	The US Food and Drug Administration
"Femhrt Agreement"	the sale and purchase agreement between (1) Pfizer (2) Galen Chemicals and (3) Galen for the acquisition of the Femhrt Product
"Femhrt Completion"	completion of the acquisition of the Femhrt Product in accordance with the terms of the Femhrt Agreement
"Femhrt Product"	the women's branded hormone replacement therapy femhrt (R) and certain other assets, contracts and rights pertaining thereto as more specifically set out in the Femhrt Agreement
"Femring™ "	Galen's intravaginal ring containing estradiol acetate
"Form of Proxy"	the form of proxy for use at the Extraordinary General Meeting, accompanying this document
"FTC"	The US Federal Trade Commission
"Galen Chemicals"	Galen (Chemicals) Limited
"Group" or "Galen Group"	the Company and its subsidiary undertakings from time to time
"HRT"	hormone replacement therapy
"HSR Act"	the US Hart-Scott-Rodino Anti-trust Improvements Act 1976
"Hoare Govett"	Hoare Govett Limited
"Interactive Clinical Technologies"	the pharmaceuticals services business previously carried out by Galen under the "Interactive Clinical Technologies" or "ICTI" trading name, including Interactive Clinical Technologies Inc.
"KPMG"	KPMG LLP of 8 Salisbury Square, London EC4Y 8BB
"Lilly"	Eli Lilly and Company
"Listing Rules"	the listing rules of the UKLA made pursuant to section 74 of the Financial Services Act 2000
"NDA"	New Drug Application
"New Committed Bank Facilities"

the multi-currency revolving facilities and the term loan facilities made available to Galen Chemicals pursuant to a credit agreement dated 5 March 2003 made between (1) Galen Chemicals, (2) Galen, (3) Galen Limited, (4) Galen (UK) Limited, (5) ABN AMRO, (6) Bank of Ireland, (7) Barclays and (8) Barclays Capital, further details of which are set out at paragraph 9.1(a) of Part V of this document

"Notice of EGM"	the notice accompanying this document convening the Extraordinary General Meeting
"OC"	oral contraceptives
"OC Agreement"	the sale and purchase agreement between (1) Pfizer (2) Galen Chemicals and (3) Galen for the acquisition of the OC Products
"OC Completion"	completion of the acquisition of the OC Products in accordance with the terms of the OC Agreement
"OC Products"	the women's branded oral contraceptives Estrostep (R) and Loestrin (R) and certain other assets, contracts and rights pertaining thereto as more specifically set out in the OC Agreement
"Order"	the Companies (Northern Ireland) Order 1986, as amended
"Ordinary Shares"	the ordinary shares of 10 pence each in the Company
"PMDD"	premenstrual dysphoric disorder
"Pfizer"	Pfizer Inc.
"Pfizer Merger"	the acquisition of Pharmacia Corporation by Pfizer pursuant to the agreement and plan of merger dated 13 July 2002 between (1) Pfizer (2) Pilsner Acquisition Sub Corp. and (3) Pharmacia Corporation
"Pfizer Portfolio"	collectively, the women's healthcare pharmaceutical brands comprising the OC Products and the Femhrt Product
"Prempro (TM) "

a continuous combined hormone replacement therapy product containing 0.625mg/2.5 mg and 0.625 mg/5 mg, respectively of conjugated equine estrogens and medroxyprogesterone acetate in a tablet. Prempro (TM) is indicated for treatment of moderate to severe vasomotor symptoms associated with menopause, such as hot flushes, and night sweats, and the treatment of vaginal dryness and for the prevention of postmenopausal osteoporosis. Prempro (TM) is a trademark of Wyeth Inc.

"Resolutions"	the resolutions contained in the Notice of EGM accompanying this document
"Sarafem (R)"	an FDA-approved prescription treatment for premenstrual dysphoric disorder
"Shareholders"	holders of Ordinary Shares from time to time in issue
"Share Option Schemes"	collectively, the Galen Approved Executive Share Option Scheme, the Galen Unapproved Executive Share Option Scheme, the Galen Savings Related Share Option Scheme, and the Galen 2000 US Option Scheme
"Teva"	Teva Pharmaceuticals USA Inc
"UK Listing Authority" or "UKLA"	The Financial Services Authority Limited acting in its capacity as the competent authority for the purposes of Part V of the Financial Services and Markets Act 2000
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"US" or "United States"	the United States of America, its territories and possessions and the District of Colombia
"US GAAP"	generally accepted accounting principles in the US
"Warner Chilcott"	Warner Chilcott Inc., a wholly owned subsidiary of Galen
"Warner-Lambert"	Warner-Lambert Company, a wholly owned subsidiary of Pfizer
"WHI"	Women's Health Initiative

PART I

LETTER FROM THE CHAIRMAN OF GALEN

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(Incorporated and registered in Northern Ireland under the Companies (Northern Ireland) Order 1986 with the registered number NI25836)

Directors:

Dr John A. King, Executive Chairman

Roger M. Boissonneault, Chief Executive
R. Geoffrey Elliott, Finance Director
Dr Michael G. Carter, Non-Executive Director
Dr Harold A. Ennis, OBE, Non-Executive Director
David Gibbons, MBE, Non-Executive Director

Registered office: Seagoe Industrial Estate Craigavon Co. Armagh Northern Ireland BT63 5UA

6 March 2003

To the holders of Ordinary Shares and, for information only, to participants in the Share Option Schemes

Dear Shareholder

Proposed acquisition of the Pfizer Portfolio and Notice of Extraordinary General Meeting

  Introduction

  Your Board announced today that the Company and its wholly-owned subsidiary, Galen Chemicals, had entered into two conditional agreements with Pfizer Inc. to acquire the Pfizer Portfolio. The initial consideration for the Pfizer Portfolio is US$359 million, comprising US$197 million for the OC Products and US$162 million for the Femhrt Product, to be satisfied in cash on OC Completion and Femhrt Completion respectively. Further contingent cash consideration of up to a maximum of US$55.4 million in the case of the OC Products and US$69.6 million in the case of the Femhrt Product, will become payable by Galen to Pfizer in the event that Estrostep (R) and femhrt (R) retain market exclusivity during the lives of their respective patents. Further details of the terms of the Acquisitions, including the consideration (initial and contingent), are set out in paragraph 6 of this letter and in Part IV of this document.

  The consideration for the Acquisitions will be financed through a combination of existing cash resources and New Committed Bank Facilities available to the Galen Group. Further details on the funding of the Acquisitions are set out in paragraph 7 of this letter and in paragraph 9.1(a) of Part V of this document.

  The acquisition of the Pfizer Portfolio has been structured as two transactions with separate timetables because the acquisition of the Femhrt Product is subject to the approval of the Pfizer Merger by the FTC and may consequently take longer to complete. As OC Completion is not subject to the approval of the Pfizer Merger, the Board believes that there is an advantage to Galen in completing the OC Acquisition as soon as possible. Nevertheless, your Board continues to view the Acquisitions, commercially, as a single transaction with two components. In the event that only one of the Acquisitions completes, the Board believes that significant benefits would continue to accrue to the Group.

  In view of their sizes, the Acquisitions are conditional upon the prior approval of Shareholders to be sought at the EGM, notice of which is set out at the end of this document. The OC Agreement and Femhrt Agreement are not inter-conditional and it is anticipated that OC Completion will not occur at the same time as Femhrt Completion. Hoare Govett is acting as sponsor, financial adviser and broker to the Company in respect of the Acquisitions.

  The purpose of this document is, amongst other things:

  * to explain the background to and reasons for the Acquisitions;

  * to provide you with information on the Pfizer Portfolio and the principal terms and conditions of the Acquisitions; and

  * to explain why your Board considers that the Acquisitions are in the best interests of the Company and its Shareholders as a whole.

  Your Board is unanimously recommending Shareholders to vote in favour of the Resolutions to approve the Acquisitions to be proposed at the EGM to be held at 12.00 noon on 25 March 2003. Notice of the EGM, together with a Form of Proxy for use at the EGM, are enclosed with this document.

  Background to and reasons for the Acquisitions

  Background to the Acquisitions

As part of its commitment to achieving future growth for the business, Galen continues to evaluate attractive opportunities to develop its pharmaceuticals business. In particular, the Company has been targeting the US pharmaceuticals market where the Board believes significant future growth can be achieved. The acquisition in September 2000 of Warner Chilcott, a company specialising in women's healthcare, dermatology and urology, provided Galen with access to the US pharmaceuticals market where the Company has since achieved significant growth. The Company operates competitively in the US market through its sales team of approximately 200 persons, which is in direct contact with specialists in practice. The Group has expanded its business through a combination of organic growth of its pharmaceutical business, the launch of internally developed products (such as the launch in January 2002 of Doryx 75 (R) capsules (dermatological antibiotic)), and specific product acquisitions that complement and strengthen the business. Recent product acquisitions include the purchase of women's healthcare brands such as Estrace (R) (estrogen replacement tablets) and Sarafem (R), an FDA-approved prescription treatment for PMDD, the dermatology product Moisturel (R) (skin moisturiser) and Duricef (R), a cephalosporin antibiotic. Since 1 April 2001, the Company has spent approximately US$430 million (L272 million) in cash acquiring such products.

As I outlined in my letter to you on 8 May 2002, in order to release additional resources to finance the Group's expansion in pharmaceuticals, and to improve operating margins, Galen initiated a disposal programme of its pharmaceutical services businesses. The process began with the sale in December 2001 of the Company's Chemical Synthesis Services Business and was followed in May 2002 with the sale of its Clinical Trials Services Business. In August 2002, the Company announced the sale of the last of its pharmaceutical services businesses, Interactive Clinical Technologies. The total cash proceeds from these disposals were approximately L156 million (US$247 million).

Concurrent with the Company's disposal programme, and following the successful international placing of the Company's shares in July 2001 (which raised approximately L200 million (US$316 million) in cash to fund further acquisition opportunities), the Board has been seeking to identify further attractive opportunities to acquire established branded products or businesses to supplement its pharmaceuticals business. This approach has been complemented by the Company's research and development strategy which is now firmly focused on the development of proprietary products for commercialisation in the US. In recent months, Galen has started to benefit from this approach and, in what represents one of the most important achievements in the Company's product development history, it received, in October 2002, an approvable letter for its first intravaginal ring product in the US, Femring™ .. The Company is currently finalising labelling with the FDA and this product is expected to be available for launch in the first half of calendar year 2003. Femring™ is currently marketed in the UK as Menoring (R). More recently, on 5 February 2003, the Company announced that it had also received an approvable letter from the FDA for its new Ovcon (R) product. The Company is now working on fulfilling the remaining FDA requirements and progressing towards approval of this product. This product is expected to be available for launch in calendar year 2003. The issuance of the approvable letters for Femring™ and the new Ovcon (R) product demonstrates the dedication and expertise of Galen's clinical, regulatory and manufacturing team. The Group has other products in development, including an estradiol acetate estrogen replacement therapy product, for which the Company expects to submit an NDA in July 2003.

As is mentioned above, the Group's growing portfolio of branded women's healthcare products was enhanced on 22 January 2003 when Galen completed its acquisition of the US sales and marketing rights of Sarafem (R) from Lilly. Sarafem (R) is an FDA-approved prescription treatment for PMDD, a severe form of premenstrual syndrome, and was the first FDA-approved product for this condition. Launched by Lilly in 2000, Sarafem (R) generated sales of approximately US$85 million in the US in the year ended 31 December 2001 and the Directors firmly believe the PMDD market has potential for future growth. Galen considers this acquisition an excellent strategic fit given that the majority of physicians prescribing Sarafem (R) are obstetricians/gynaecologists, who comprise the same target market of specialist physicians as for the Group's existing oral contraceptive and hormone replacement therapy products. Sarafem (R) has patent protection until at least November 2007.

The women's healthcare, dermatology and urology markets are characterised by the dominance of specialist physicians who are responsible for writing the majority of prescriptions for products in these therapeutic areas. Accordingly, Galen's salesforce strategy is focused on employing precision marketing techniques to market and promote its key branded products to high volume prescribing physicians. These techniques involve detailed internal analysis of actual prescription data to determine the most effective allocation of sales and marketing resources and have enabled Galen to identify markets that offer significant promise. By employing these precision marketing techniques, Galen has been able to sustain product growth, revitalise acquired products and successfully launch new products in the US. The success of this marketing strategy is evidenced by the increase in sales of Doryx (R), Ovcon (R) 35 and Estrace (R), where, comparing the calendar year 2000 to the calendar year 2002, revenues for these products have increased by 343 per cent., 108 per cent. and 163 per cent. respectively. This recent organic growth, combined with the expected impact of the Sarafem (R) acquisition and the Acquisitions, is anticipated to lead to enhanced growth prospects for the Galen Group. In order to support these levels of anticipated growth, the Directors intend to increase the Group's US sales force by recruiting approximately 140 additional sales representatives over the course of 2003. This is expected to enable sufficient sales and marketing resources to be allocated for the further promotion of the Group's existing products, as well as the launches of Femring™ and the new Ovcon (R) product, the recently acquired Sarafem (R) and, in due course, Estrostep (R) and femhrt (R).

Galen's strategy remains to establish itself as a business with the size and capability to be a strong participant in its core therapeutic areas. The acquisition of Warner Chilcott in 2000 enabled Galen to establish a presence in the US market and, following the strengthening of the management team since then, it has been possible for the Group to embark on the next phase of its strategy of building a portfolio of significant products in its core therapeutic areas through a combination of acquisitions, such as Sarafem (R), and in-house product development, such as Femring™ . Accordingly, the Group continues to evaluate attractive acquisition opportunities which complement both Galen's new and existing products and which meet the Group's acquisition criteria. The Board firmly believes that the Acquisitions represent such an opportunity.

  Reasons for the Acquisitions

The Pfizer Portfolio comprises three established women's healthcare brands comprising two oral contraceptives, Estrostep (R) and Loestrin (R), and a hormone replacement therapy treatment, femhrt (R), that are principally sold in the US. The OC Products and the Femhrt Product, both individually and collectively, represent an excellent strategic fit with the existing women's healthcare range of Galen's pharmaceuticals business. As a consequence, the OC Products and the Femhrt Product, both individually and collectively, offer Galen an opportunity to attain a stronger position in the specialist arena of women's healthcare in the world's largest pharmaceutical market and an expanded platform for further growth in this therapeutic area.

The Pfizer Portfolio originates from Warner-Lambert, which was acquired by Pfizer in June 2000. The Pfizer Portfolio is well known to the senior management of Galen, a number of whom were previously employed at senior levels within Warner-Lambert and were responsible for the development and successful commercialisation of these products. In particular, Roger Boissonneault, our Chief Executive, is a named inventor on three of the product patents relating to Estrostep (R) and femhrt (R) as well as the patent for the credit card style packaging for Loestrin (R) and Estrostep (R). As such, the Acquisitions offer Galen an opportunity to benefit from a management team that has specific knowledge of these products and their potential in the market.

Furthermore, the Acquisitions offer other significant commercial benefits:

* As stated above, in the women's healthcare therapeutic area, Galen focuses on oral contraception, hormone replacement therapy and PMDD. The Acquisitions complement Galen's strategy of expanding the Group's presence in these areas.

* In the year 2001, the OC market was valued at approximately US$2.2 billion in annual revenues (source: IMS Health Retail Pharmacy and Non-Federal Hospital Audit for January-December 2001) and has experienced growth due to the baby boom echo and expanded use of oral contraceptives by older reproductive women. Galen's presence in this market is small at this time and, therefore, the OC Acquisition offers the Group a significant opportunity to improve its position in this market.

* Over the same period, the HRT market (comprising estrogen only and estrogen/progesterone replacement therapies) was valued at approximately US$2.1 billion in annual revenues (source: IMS Health Retail Pharmacy and Non-Federal Audit for January-December 2001) and is expected to continue growing due to the ageing baby boomer generation. As Galen's presence in this market is small at this time, the Femhrt Acquisition offers the Group a significant opportunity to improve its position in this market.

* Galen, through Warner Chilcott in the US, has developed relationships with prescribing obstetricians and gynaecologists through the promotion of existing products (Ovcon (R) and Estrace (R) cream). Galen intends to leverage these relationships with the addition of the Pfizer Portfolio.

* Estrostep (R) is a phasic oral contraceptive (which varies the ratio of estrogen to progestin throughout the cycle) while Ovcon (R) is a monophasic oral contraceptive (whereby the ratio of estrogen to progestin remains constant throughout the cycle). Loestrin (R) 1/20 is a monophasic low-dose oral contraceptive, suitable for patients who benefit from lower doses of estrogen and progestin, such as perimenopausal women. The acquisition of the OC Products will therefore broaden Galen's range of oral contraceptive products.

* The acquisition of femhrt (R) will both expand Galen's range of HRT Products and complement Femring™ . femhrt (R) will be promoted for women with an intact uterus, whilst Femring™ will be used primarily for women who have had a hysterectomy or those who are on a cyclic regimen. Therefore, both products can be promoted in the same presentation.

* The products within the Pfizer Portfolio will have gross margins (approximately 90 per cent.) in excess of the average gross margin (approximately 78 per cent.) for the Galen Group's current pharmaceutical business. The Pfizer Portfolio is therefore expected to improve the overall gross margin for the Galen Group.

* Given the product fit of the Pfizer Portfolio and existing physician coverage supported by the recruitment of additional sales representatives in the US, the Directors consider that the Acquisitions will further enhance the Group's ability to achieve growth and raise its market profile.

* The Acquisitions will substantially increase the scale of the Group's existing business. Moreover, given the expected gross margins on the products in the Pfizer Portfolio and their assimilation into the existing Galen infrastructure, the Directors believe the OC Products and the Femhrt Product, both collectively and individually, will improve free operating cash flows, which will enable the repayment of debt, as well as being earnings enhancing in the financial year ending 30 September 2003.

Overall, in the opinion of the Board, the Pfizer Portfolio is an excellent strategic fit and the Acquisitions represent a significant commercial opportunity to further develop Galen's US pharmaceuticals business and improve its profile in the women's healthcare market in the US. For these reasons, the Board believes that the value of the Acquisitions to the Company, both collectively and individually, justify the price and terms upon which the Pfizer Portfolio is to be acquired.

3. Information on the Pfizer Portfolio

The Pfizer Portfolio comprises the prescription oral contraceptives under the Estrostep (R) and Loestrin (R) brand names and the femhrt (R) hormone replacement therapy. Total turnover for the Pfizer Portfolio was approximately US$228.3 million (comprising OC Products sales of US$202.7 million and Femhrt Product sales of US$25.6 million), US$262.2 million (comprising OC Products sales of US$213.9 million and Femhrt Product sales of US$51.3 million) and US$211.1 million (comprising OC Products sales of US$144.3 million and Femhrt Product sales of US$66.8 million) for the three years ended 31 December 2000, 2001 and 2002, respectively. Further information on the Pfizer Portfolio is set out below and in the accountants' report in Part II of this document.

Shareholders should read the whole of this document and should not rely on this summarised information.

(a) The OC Products

Estrostep (R) was introduced in 2000 and is one of only three currently marketed oral contraceptives which are indicated for the treatment of moderate acne in women who desire oral contraception. Estrostep (R) is targeted for younger patients (18-25 years) using oral contraception for the first time. Estrostep (R) sales in the financial year ended 31 December 2002 were US$42.1 million (2001: US$43.2 million). Estrostep (R) is patent protected in the US until 2008 and is a registered trademark in the US.

Loestrin (R) was introduced in 1973 as one of the first low dose oral contraceptives. It is available in two formulations; Loestrin (R) 1/20 and Loestrin (R) 1.5/30. Loestrin (R) 1/20 is positioned as a low estrogen-containing product suitable for perimenopausal women. Loestrin (R) 1.5/30 is positioned as a problem-solver for women experiencing breakthrough bleeding on other oral contraceptives. Loestrin (R) sales in the year ended 31 December 2002 were US$102.2 million (2001: US$170.7 million). Whilst its patent has expired, Loestrin (R) is a registered trademark in the US. Sales of this product fell in 2002 following the launch in October 2001 of a generic competitor and the cessation of active marketing and promotion of Loestrin (R) by Pfizer.

Patent litigation

In 2001 and 2002, Pfizer initiated legal proceedings against Barr Laboratories for patent infringement in respect of Estrostep (R). These proceedings were initiated in response to two abbreviated NDAs filed by Barr Laboratories to market generic versions of Estrostep (R). Fact discovery has commenced but no trial date has been set. The Company and its counsel have evaluated the risks associated with these proceedings and the Company believes that these risks have been reflected in the purchase price. However, an adverse outcome in these proceedings is likely to have a material adverse impact on the Group's operational results because the introduction of a generic competitor to Estrostep (R) would be likely to materially reduce sales of Estrostep (R) branded products. This potential impact is expected to be mitigated by the contingent consideration provisions in the OC Agreement which, in certain circumstances, will reduce the amount of consideration payable by Galen to Pfizer if Estrostep (R) loses its market exclusivity prior to the expiration of applicable patents. Galen intends to continue to pursue these claims vigorously. Further information on this litigation is set out in paragraph 8.2 of Part V of this document.

(b) The Femhrt Product

femhrt (R) was introduced in 2000 and is a continuous combined hormone replacement therapy that consists of a low-dose estrogen (ethinyl estradiol) and a progestin (norethindrone acetate). femhrt (R) is used to treat the symptoms of menopause in patients with an intact uterus, including vasomotor symptoms. Sales of femhrt (R) were US$66.8 million in the year ended 31 December 2002 (2001: US$51.3 million). femhrt (R) is patent protected in the US until May 2010 and is a registered trademark in the US.

Patent litigation

In 2001, Pfizer initiated legal proceedings against Barr Laboratories for patent infringement in respect of femhrt (R). These proceedings were initiated in response to an abbreviated NDA filed by Barr Laboratories to market a generic version of femhrt (R). Fact discovery has commenced and a trial date has been set for February 2004. The Company and its counsel have evaluated the risks associated with these proceedings and the Company believes that these risks have been reflected in the purchase price. An adverse outcome in these proceedings is likely to have a material adverse effect on the Group's operational results because the introduction of a generic competitor to femhrt (R) would be likely to materially reduce sales of femhrt (R) branded products. This potential impact is expected to be mitigated by the contingent consideration provisions in the Femhrt Agreement which, in certain circumstances, will reduce the amount of consideration payable by Galen to Pfizer if femhrt (R) loses market exclusivity prior to the expiration of the applicable patents. Galen intends to continue to pursue these claims vigorously. Further information on this litigation is set out in paragraph 8 of Part V of this document.

FDA draft labelling guidance

The FDA has issued draft labelling guidance for noncontraceptive estrogen drug products for the treatment of moderate to severe vasomotor symptoms and/or moderate to severe symptoms of vulvar and vaginal atrophy, which would include femhrt (R), in response to the early termination of a component of the WHI study. This component, consisting of a large scale randomised controlled clinical trial involving approximately 16,600 postmenopausal women comparing Prempro (TM) to placebo in non-hysterectomised patients, was terminated early when it was determined by the safety monitoring board that the risks of that component exceeded the benefits. Pfizer has submitted to the FDA proposed amended labelling for femhrt (R) in response to FDA guidance. Further information on the FDA draft labelling guidelines are set out in paragraph 11 of Part V of this document.

(c) Manufacturing and packaging

Estrostep (R) and Loestrin (R) are manufactured and femhrt (R) is packaged at Pfizer's manufacturing facility in Fajardo, Puerto Rico. In accordance with the OC Agreement, Galen will be granted a right of first refusal on any future sale of the Fajardo facility by Pfizer. This right will be capable of exercise for a period of 5 years following OC Completion and will be triggered if Pfizer decides to solicit offers from third parties for the sale of the facility during this period.

In order to facilitate the orderly transfer of the Pfizer Portfolio, the parties have agreed to enter into certain transitional agreements governing, amongst other things, the supply of products currently manufactured at the Fajardo facility. Although Galen has the right of first refusal to purchase the facility, the Board expects that the term of the transitional agreements will allow Galen sufficient time to identify alternative sources for the supply of the services currently provided at the Fajardo facility, should such alternative sources be needed. The Board believes that the migration of the production of the Pfizer Portfolio away from the current manufacturing plants could be facilitated if this was deemed to be the appropriate commercial strategy for the Company.

femhrt (R) is contract manufactured under the Duramed Agreement. In accordance with the terms of the Femhrt Agreement, the Duramed Agreement has been assigned to the Galen Group by Warner-Lambert, conditional upon the Femhrt Completion. Further details of the transitional agreements and the Duramed Agreement are set out in Part IV of this document.

4. Financial information on the Pfizer Portfolio

The historic sales record of the Pfizer Portfolio for the three years ended 31 December 2002 is set out in the accountants' report in Part II of this document.

Under the terms of the Agreements, the Galen Group will only acquire certain assets of Pfizer, principally being all the rights relating to, and inventories of, and promotional and regulatory material for, the OC Products and the Femhrt Product. No other parts of the Pfizer Group's operations, including any of its employees or sales and marketing support, are being acquired by the Galen Group. As a result, the level of costs incurred by Pfizer, and thereby reflected in the historic net income of the Pfizer Portfolio set out in Part II of this document, are not expected to be incurred by Galen following OC Completion and/or Femhrt Completion. Accordingly, the Directors believe that the sales record of the Pfizer Portfolio is the only historic audited financial information that is relevant for the consideration of the Acquisitions.

Total turnover for the Pfizer Portfolio was approximately US$228.3 million (comprising OC Products sales of US$202.7 million and Femhrt Product sales of US$25.6 million), US$265.2 million (comprising OC Products sales of US$213.9 million and Femhrt Product sales of US$51.3 million) and US$211.1 million (comprising OC Products sales of US$144.3 and Femhrt Product sales of US$66.8 million) for the three years ended 31 December 2000, 2001 and 2002 respectively.

In addition, pursuant to the transitional agreements and the Duramed Agreement described in Part IV of this document, the Galen Group will secure supplies of Estrostep (R), Loestrin (R) and femhrt (R) on terms that the Directors believe will enable a gross margin of approximately 90 per cent. to be achieved on sales of these products in the year ending 30 September 2003.

Galen has not been provided with sufficient access to historic financial information to enable it to audit direct and indirect costs and overheads of the Pfizer Portfolio. As such, the accountants' report set out in Part II of this document includes financial information on the Pfizer Portfolio to the extent that it is available to Galen and is relevant to the Acquisitions. Given that Galen is not buying any sales or manufacturing infrastructure and given the existence of the transitional agreements and the Duramed Agreement described in Part IV of this document, the Directors believe that the financial information excluded from that accountants' report is not material to investors.

You are advised to read the whole of the document and not merely rely on the key or summarised information in this letter.

5. Financial effects of the Acquisitions

A pro forma statement of net assets of the Enlarged Group, prepared so as to illustrate how the Galen Group's net assets at 31 December 2002, the date to which the latest unaudited quarterly results of the Galen Group have been prepared, might have been affected had both the acquisition of Sarafem (R) and the proposed acquisition of the Pfizer Portfolio been completed as at that date, is set out in Part III of this document.

The funding structure of the Acquisitions is expected to increase the gearing of the Galen Group to 36.9 per cent. on a pro forma basis.

The Directors believe that the OC Products and the Femhrt Product, both collectively and individually, will improve free operating cash flows, which will enable the repayment of debt, as well as being earnings enhancing in the financial year ending 30 September 2003.

6. Principal terms and conditions of the Acquisitions

Galen and Galen Chemicals have entered into two conditional agreements with Pfizer to acquire the Pfizer Portfolio. Galen is not acquiring any related manufacturing or sales facilities, staff or other sales and marketing support.

The initial consideration for the Pfizer Portfolio is US$359 million, comprising US$197 million for the OC Products and US$162 million for the Femhrt Product, to be satisfied in cash on OC Completion and Femhrt Completion, respectively. Further contingent cash consideration of up to a maximum of US$55.4 million in the case of the OC Products and US$69.6 million in the case of the Femhrt Product will become payable to Pfizer in the event that Estrostep (R) and femhrt (R) retain market exclusivity during the lives of their respective patents.

The acquisition of the OC Products is conditional, inter alia, upon:

* approval by the Shareholders at the EGM; and

* clearance under the HSR Act.

A break fee of US$3.3 million (L2.1 million) will be payable by the Company to Pfizer in certain circumstances, including in the event that the Board withdraws or modifies (in an adverse manner) its recommendation to Shareholders to vote in favour of the acquisition of the OC Products.

The acquisition of the Femhrt Product is conditional, inter alia, upon:

* approval by the Shareholders at the EGM;

* clearance from the US Federal Trade Commission of the Pfizer Merger; and

* consent of Duramed to the assignment of Warner-Lambert's rights and obligations under the Duramed Agreement to Galen Chemicals.

As at the date of this document, the Board had received confirmation that conditional consent of Duramed had been given to the above assignment.

A break fee of US$2.7 million (L1.7 million) will be payable by the Company to Pfizer in certain circumstances, including in the event that the Board withdraws or modifies (in an adverse manner) its recommendation to Shareholders to vote in favour of the acquisition of the Femhrt Product.

Further details of the Agreements are set out in Part IV of this document.

7. Funding of the Acquisitions

The Acquisitions are being financed through a combination of existing cash resources and New Committed Bank Facilities available to the Galen Group. The New Committed Bank Facilities are being made available by ABN AMRO, Bank of Ireland, Barclays and Barclays Capital pursuant to a US$450 million credit agreement.

Further details of the New Committed Bank Facilities are set out in paragraph 9.1(a) of Part V of this document.

8. Current trading and future prospects of the Enlarged Group

On 11 February 2003, the Company announced unaudited first quarter results of the Galen Group for the three months ended 31 December 2002. Turnover was US$68.6 million (2001: US$54.9 million) and operating profits for the pharmaceutical products business were US$24.9 million (2001: US$18.3 million).

Galen reported further progress with its in-house product development programme with the receipt of an approvable letter in October 2002 for its first intravaginal ring product in the US, Femring™ . The Company is currently finalising labelling with the FDA and this product is expected to be available for launch in the first half of calendar year 2003.

In common with all pharmaceutical companies with patent protected products, Galen's business is subject to the risk of introduction of generic versions of its products. Galen endeavours to extend and enhance the earning capacity of its existing brands through a combination of line extensions and new products. Examples include the launch of Doryx (R) 75 in January 2002 as well as the new Ovcon (R) product, for which Galen received an approvable letter from the FDA in February 2003. Galen is currently working on fulfilling the remaining FDA requirements and progressing towards approval of the new Ovcon (R) product. This product is expected to be available for launch in the first half of calendar year 2003.

Moreover, as set out in paragraphs 3 above and paragraph 8 of Part V of this document, patent infringement lawsuits are pending in connection with attempts by generic companies to obtain generic marketing approval for Sarafem (R), Estrostep (R) and femhrt (R). Galen intends to vigorously defend these patents. Such patent litigation tends to be lengthy and complex and, while there can be no certainties as to the respective outcomes, the Directors believe that the price paid for these products fully reflects the position and economic prospects of these products. Further details on these patent infringement lawsuits and their current status are set out in paragraph 8 of Part V of this document.

Following the strong start to the year announced on 11 February 2003 and which has been continued into the second quarter, together with the anticipated development of the Company's existing product portfolio, including the launch of Femring™ , the recent acquisition of Sarafem (R) and the proposed acquisition of the Pfizer Portfolio, the Directors continue to view the prospects for the Enlarged Group 2003 with confidence.

9. Extraordinary General Meeting

The Notice of EGM is enclosed with this document. This meeting is to be held at Malone House, Barnett Desmesne, Malone Road, Belfast, BT9 5PB at 12.00 noon on 25 March 2003.

At the EGM, Shareholders will be asked to consider, and if thought fit, pass the Resolutions set out in the Notice of EGM.

10. Action to be Taken

You will find accompanying this document a Form of Proxy for use at the EGM.

Whether or not you are intending to attend the EGM, you are requested to complete and sign the enclosed Form of Proxy.

Completed Forms of Proxy should be returned to Galen's Registrars, Computershare Investor Services plc, at P.O. Box 1075, Bristol BS99 3FA, as soon as possible and, in any event, so as to be received no later than 12.00 noon on 23 March 2003. The forms should be completed in accordance with the instructions printed on them.

The completion and return of a Form of Proxy will not preclude you from attending the EGM and voting in person, if you so wish.

11. Additional Information

Your attention is drawn to the additional information contained in Parts II to V of this document and to the accompanying Notice of EGM.

You are advised to read the whole of the document and not merely rely on the key or summarised information in this letter.

12. Recommendation

The Board, which has been advised by Hoare Govett, considers the Acquisitions, both individually and collectively, to be in the best interests of the Company and its Shareholders as a whole. In providing advice to the Board, Hoare Govett has placed reliance upon the Board's commercial assessments of the Acquisitions.

Accordingly, your Board unanimously recommends Shareholders to vote in favour of the resolutions to be proposed at the EGM as they intend to do in respect of their beneficial interests amounting, in aggregate, to 19,987,248 Ordinary Shares, representing approximately 10.6 per cent. of the Company's current issued share capital.

Yours sincerely

Dr John A King

Chairman

PART II

ACCOUNTANTS' REPORT ON THE PFIZER PORTFOLIO

[KPMG LOGO]

8 Salisbury Square
London
EC4Y 8BB
United Kingdom

The Directors Galen Holdings PLC Seagoe Industrial Estate Craigavon BT63 5UA The Directors Hoare Govett Limited 250 Bishopsgate London EC2M 4AA
6 March 200 3

Dear Sirs

Galen Holdings PLC/ Pfizer Inc. Women's Healthcare products

We report on the financial information set out below. This financial information has been prepared for inclusion in the Circular dated 6 March 2003 (the "Circular") of Galen Holdings PLC (the "Company") in connection with the proposed acquisition by the Company from Pfizer Inc. ("Pfizer") of the women's healthcare pharmaceutical products branded as Loestrin® , Estrostep® , and femhrt® (together, the "Acquired Products").

Basis of preparation

The Acquired Products are not accounted for within Pfizer as a separate business which has been subject to audit and separate financial statements are neither prepared nor required for the Acquired Products. The results of the Acquired Products have been included within the results of Pfizer as a whole.

The turnover figures included in the financial information set out below for the three years ended 31 December 2002 have been extracted from unaudited management information relating to the Acquired Products and have been prepared on the basis described in notes 1 and 2 after having made such adjustments as we consider necessary. Pfizer published aggregated net income of the Acquired Products for the two years ended 31 December 2002 in its unaudited Form 8-K filed with the Securities and Exchange Commission on 22 January 2003. This information has been reproduced below.

Responsibility

The financial statements of Pfizer, of which the Acquired Products form a part, are the responsibility of the management of that company.

The Directors of Galen Holdings PLC are responsible for the contents of the Circular in which this report is included.

It is our responsibility to compile the financial information set out in our report from the unaudited management information, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board of the United Kingdom, except that the scope of our work was limited as explained below.

Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the circumstances, consistently applied and adequately disclosed.

We planned our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error. However, the evidence available to us was limited because Pfizer have not granted access to the Company to sufficient accounting records relating to aggregated net income of the Acquired Products to enable us to carry out the auditing procedures necessary to obtain adequate assurance regarding such aggregated net income.

Opinion

Because of the possible effect of the limitation in evidence available to us, we are unable to form an opinion as to whether the financial information gives, for the purposes of the Circular, a true and fair view of the aggregated net income of the Acquired Products for each of the two years ended 31 December 2002.

In our opinion the financial information gives, for the purposes of the Circular, a true and fair view of the total turnover of the Acquired Products for each of the three years ended 31 December 2002.

Turnover and aggregated net income of the Acquired Products
		Year to 31 December 2000	Year to 31 December 2001	Year to 31 December 2002
		$000	$000	$000

Loestrin®	United States	152,239	160,795	92,529
	International	9,142	9,935	9,672

Estrostep®	United States	41,313	43,196	42,143
	International
		-	-	-
femhrt®	United States	25,041	48,359	60,753
	International	581	2,884	5,953

Total turnover		228,316	265,169	211,050

Aggregated net income			43,000	44,000

Notes to the financial information

  Basis of preparation

  Pfizer have granted access to the Company to Pfizer's accounting records relating to turnover and access to limited accounting records relating to aggregated net income of the Acquired Products.

  The financial information pertaining to turnover has been extracted from the accounting records of Pfizer and has been prepared in accordance with applicable UK accounting standards.

  Pfizer published aggregated net income of the Acquired Products for the two years ended 31 December 2002 in its unaudited Form 8-K filed with the Securities Exchange Commission on 22 January 2003. This information has been reproduced above.

  Accounting policies

  Turnover

  Turnover represents the invoiced amounts of goods provided during the period, less sales returns and all sales discounts and rebates.

  Litigation

Pfizer has initiated legal proceedings against Barr Laboratories Inc ("Barr Laboratories") for infringement of patents relating to the Estrostep® and femhrt® products.

In each case, Pfizer asserts that the commercial manufacture, use, sale or offer to sell in the US, or importation into the US of generic products by Barr Laboratories, would infringe the patent(s)-in-suit. Barr Laboratories contend that the patent(s)-in-suit are invalid, unenforceable or would not be infringed by Barr Laboratories' commercial manufacture, use, sale or offer to sell in the US, or importation into the US, of Barr Laboratories' generic products. The court has yet to set a trial date in respect of the Estrostep® proceedings. A trial date in February 2004 has been set for the femhrt® proceedings.

Yours faithfully

KPMG LLP

PART III

ILLUSTRATIVE UNAUDITED PRO FORMA STATEMENT OF NET ASSETS OF

THE ENLARGED GROUP

The following unaudited pro forma statement of net assets of the Enlarged Group has been prepared on the basis set out in the notes below and is presented for illustrative purposes only in order to give an indication of the effect of the Acquisitions on the net assets of the Group had the Acquisitions occurred on 31 December 2002 (having given effect to the acquisition of Sarafem® ). The pro forma statement, because of its nature, may not give a true picture of the Group's financial position as affected by this transaction.
	Group (1)	Adjustments: Sarafem (R) acquisition (2)	Group following Sarafem® acquisition	Adjustments: Pfizer Portfolio acquisition(3)	Pro forma net assets of the Enlarged Group
	_______ US$ '000	_______ US$ '000	_______ US$ '000	_______ US$ '000	_______ US$ '000
Fixed assets
Intangible assets	730,018	295,000	1,025,018	362,100	1,387,018
Tangible assets	63,019	-	63,019	-	63,019
	_______	_______	_______	_______	_______
	793,037	295,000	1,088,037	362,000	1,450,037

Current assets
Stocks	26,165	-	26,165	-	26,165
Debtors	37,715	12,500	50,215	-	50,215
Cash at bank and in hand	331,251	(307,500)	23,751	(15,100)	8,651
	_______	_______	_______	_______	_______
	395,131	(295,000)	100,131	(15,100)	85,031
Creditors: amounts falling due within one year	(72,098)	-	(72,098)	(103,333)	(175,431)
	_______	_______	_______	_______	_______
Net current assets	323,033	(295,000)	28,033	(118,433)	(90,400)
	_______	_______	_______	_______	_______
Total assets less current liabilities	1,116,070	-	1,116,070	243,567	1,359,637
	_______	_______	_______	_______	_______
Creditors: amounts falling due after more than one year	(50,650)	-	(50,650)	(243,567)	(294,217)
Provisions for liabilities and charges	(3,921)	-	(3,921)	-	(3,921)
Deferred income	(6,072)	-	(6,072)	-	(6,072)
	_______	_______	_______	_______	_______
Net assets	1,055,427	-	1,055,427	-	(1,055,427)
	═════	═════	═════	═════	═════
Gearing	(26.5%)		2.6%		36.9%

Notes:
1.	The net assets of the Group as at 31 December 2002 has been extracted without material adjustment from the Group's unaudited first quarter results announced on 11 February 2003.
2.

On 22 January 2003, the Group completed the acquisition of Sarafem® , details of which can be found in Parts I and V of this document. The adjustments are based on the consideration of US$295 million and a prepayment in respect of manufacturing costs of US$12.5 million, both financed from existing cash resources.

3.

Adjustments in relation to the Acquisitions are based on the initial consideration of US$359.0 million together with estimated expenses of US$6.1 million. Expenses of US$3.1 million relate to the funding of the Acquisitions and the balance of US$3.0 million relate to other professional fees. The adjustment to "Intangible assets" represents the consideration of US$359.0 million together with US$3.0 million of other professional fees. The adjustment to "Cash at bank and in hand" represents the amount payable from existing cash resources of US$9.0 million, plus estimated expenses of US$6.1 million in relation to the Acquisitions. The adjustments to "Creditors: amounts falling due within one year" and "Creditors: amounts falling due after more than one year" represent the balance of the amount payable in respect of the transaction to be funded from the New Committed Bank Facilities available to the Group with estimated expenses of US$3.1 million relating to the funding of the Acquisitions netted against the amounts payable. No adjustment has been made for the potential contingent consideration of up to a maximum of US$125.0 million.

4.	The gearing has been calculated on the following basis:

	Group	Sarafem (R) acquisition	Group following Sarafem (R) acquisition	Pfizer Portfolio acquisition	Enlarged Group
	US$'000	US$'000	US$'000	US$'000	US$'000
Cash	(331,251)	307,500	(23,751)	15,100	(8,651)
Borrowings < 1 year	1,026	-	1,026	103,333	104,359
Borrowings > 1 year	50,650	-	50,650	243,567	294,217
	_______	_______	_______	_______	_______
Net (cash)/debt	(279,575) _______	307,500 _______	27,925 _______	362,000 _______	389,925 _______

As % of net assets	(26.5%)		2.6%		36.9%

5.	Other than as described above, no adjustments have been made in respect of the results or any transactions of the Group or in relation to Sarafem (R) or the Pfizer Portfolio since 31 December 2002.

Set out below is the text of a report on the pro forma statement of net assets of the Enlarged Group by PricewaterhouseCoopers LLP, the reporting accountants:

[PWC LOGO]

PricewaterhouseCoopers LLP

Waterfront Plaza

8 Laganbank Road

Belfast BT1 3LR

The Directors

Galen Holdings PLC

Seagoe Industrial Estate

Craigavon

Co. Armagh

Northern Ireland BT63 5UA

The Directors

Hoare Govett Limited

250 Bishopsgate

London EC2M 4AA

6 March 2003

Dear Sirs

Galen Holdings PLC ("the Company")

We report on the pro forma statement of net assets set out in Part III of the Company's circular dated 6 March 2003 (the "Circular"). The pro forma statement of net assets has been prepared, for illustrative purposes only, to provide information about how the proposed acquisition of women's healthcare pharmaceutical brands being, being Estrostep (R), Loestrin (R) and femhrt (R), and certain other assets, contracts and rights pertaining thereto (the "Pfizer Portfolio"), from Pfizer Inc., (having given effect to the acquisition of the US sales and marketing rights of Sarafem (R), from Eli Lilly and Company), might have affected the net assets of the Company as at 31 December 2002.

Responsibilities

It is the responsibility solely of the Directors of the Company to prepare the pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us or PricewaterhouseCoopers on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us or them at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the Directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

* the pro forma statement of net assets has been properly compiled on the basis stated;

* such basis is consistent with the accounting policies of the Company; and

* the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants."

PART IV

SUMMARY OF THE PRINCIPAL TERMS OF THE AGREEMENTS

1. OC PRODUCTS

OC Agreement

Under the terms of the OC Agreement, Galen Chemicals has conditionally agreed to acquire all rights relating to Estrostep (R) and Loestrin (R) for cash consideration of US$197 million to be paid upon OC Completion. In addition, Galen Chemicals will pay Pfizer US$4.3 million per calendar quarter commencing in the third quarter of 2004 and ending in the third quarter of 2007 (except that the final payment shall be US$3.8 million) for an aggregate amount of US$55.4 million. Such quarterly payments terminate in the event of commercial sales of a generic drug that is AB rated to Estrostep (R). The Company is providing a guarantee of Galen Chemicals' performance under the OCs Agreement.

Completion of the OC Agreement is conditional on, inter alia:

* approval by Shareholders at the EGM;

* clearance under the HSR Act.

OC Completion is scheduled to take place on the second business day following the satisfaction or waiver of the conditions in the OC Agreement. The OC Agreement will terminate if OC Completion does not take place by 30 April 2003 unless the failure to complete is attributable to the party wishing to terminate or is due to the continuance of a waiting period or lack of an approval under US competition legislation in which case Galen Chemicals may not terminate the OC Agreement until 9 months from the date of the OC Agreement.

The OC Agreement also stipulates that if the Board withdraws or modifies its recommendation (in an adverse way) to Shareholders to vote in favour of the OC Acquisition, Galen Chemicals shall, subject to the satisfaction by Pfizer of certain conditions, pay a "break fee" of US$3.3 million (L2.1 million).

Amongst other things, the OC Agreement provides:

  for the grant to Galen Chemicals of a right of first refusal on any future sale of the Fajardo facility by Pfizer in the five years following OC Completion. The Fajardo facility is a manufacturing and packaging facility situated in Puerto Rico which is currently used to produce Estrostep (R) and Loestrin (R) and to package femhrt (R). If Pfizer decides to seek offers from third parties for the plant, Galen Chemicals shall have an exclusive 90 day period to make an offer to acquire it;

  that Pfizer shall remain liable for all product liability claims pending at OC Completion but Galen shall assume liability for any such claims brought thereafter.

Under the terms of the OC Agreement, at OC Completion Galen will assume liability for the patent litigation summarised in paragraph 8.2 of Part V below and control of its conduct. The OC Agreement also contains certain warranties and indemnities which are not unusual for a transaction of this nature.

The OC Agreement also attaches the following supplemental agreements in an agreed form:

Transitional services agreement (OCs)

The transitional services agreement (OCs), which is expected to be signed on OC Completion, will enable Galen Chemicals to receive certain services from Pfizer on an interim basis during the transfer of the Pfizer Portfolio. The services to be provided are such as will permit Pfizer to exit the sale and marketing of the relevant products, assist in an orderly transfer of the Pfizer Portfolio to the Galen Group and permit Galen Chemicals the opportunity to obtain alternative sources of supply of such services. The agreement will terminate 90 days following OC Completion (except for certain services to be performed outside the United States, which will terminate 12 months following OC Completion) unless Galen Chemicals terminates it earlier by providing Pfizer with 30 days' written notice or unless the parties mutually agree to extend the provision of any service or services. The agreement will also terminate within 30 days of Galen Chemicals obtaining an alternate source of supply of the services provided under the agreement. Galen Chemicals is required to notify Pfizer in writing once it secures an alternative supply of the services provided under this agreement.

Transitional intellectual property license agreement (OCs)

The transitional intellectual property license agreement (OCs) is expected to be signed on OC Completion by Pfizer and Galen Chemicals. Under the terms of this agreement, Pfizer will grant to Galen Chemicals an exclusive, world-wide, royalty-free right and licence to use the licensed intellectual property (including the Pfizer and Warner-Lambert names and logos) in connection with the packaging, sale, marketing, advertising, disposition and distribution of the licensed products on an interim basis during the transfer of the Pfizer Portfolio. This agreement will allow Galen Chemicals a transitional period of up to one year in which to substitute its own corporate identification for the licensed intellectual property.

Pfizer has the right to request samples of the products and has the right to inspect the premises of Galen Chemicals to verify that the level of quality required by Pfizer remains the same. This agreement will terminate on the earlier of when Galen Chemicals discontinues to use the licensed intellectual property or on the first anniversary of the date of the agreement.

Transitional supply agreement (OCs)

The transitional supply agreement (OCs) is expected to be signed on OC Completion by Galen Chemicals and Pfizer in relation to the supply by Pfizer to Galen Chemicals of Estrostep (R) and Loestrin (R). This agreement stipulates that Galen Chemicals must provide Pfizer with a firm purchase order for the relevant products up to and including 30 June 2003. After 30 June 2003, Galen Chemicals must provide Pfizer with a rolling forecast of their estimated quarterly requirements for the relevant products for the following 24 month period accompanied by a purchase order for the first calendar quarter of the 24 month period. The agreement sets out, subject to certain possible adjustments (including in relation to increases in the Purchaser Price Index as published by the US Department of Labor, Bureau of Labor Statistics), the price at which Pfizer will supply the relevant products to Galen Chemicals during the term of the agreement.

The agreement will terminate on the later of five years following the date of the agreement and four years from the expiry of Galen Chemicals' 90 day exclusive negotiation period (under the OC Agreement) to acquire the Fajado facility unless Pfizer completes the sale of the Fajardo facility to Galen Chemicals before this time, in which case the agreement will terminate at the time of such sale. The agreement may also be terminated at Pfizer's sole discretion upon Galen Chemicals obtaining an alternate source of supply for the relevant products.

2. FEMHRT PRODUCT

Femhrt Agreement

Under the terms of the Femhrt Agreement, Galen Chemicals has conditionally agreed to acquire all rights relating to femhrt (R) for cash consideration of US$162 million to be paid upon Femhrt Completion. In addition, Galen Chemicals will pay Pfizer US$2.9 million per calendar quarter commencing in the second calendar quarter of 2004 and ending in the first calendar quarter of 2010 for an aggregate amount of US$69.6 million. Such quarterly payments terminate in the event of commercial sales of a generic drug that is AB rated to femhrt (R). The Company is providing a guarantee of Galen Chemicals' performance under the Femhrt Agreement.

Completion of the Femhrt Agreement is conditional on, inter alia:

* approval by Shareholders at the EGM;

* execution of a consent decree among Pfizer, Pharmacia Corporation and counsel for the FTC in respect of the Pfizer Merger that has been accepted by the FTC and placed on the public record for the receipt and consideration of public comments and that permits the transactions contemplated by the Femhrt Agreement; and

* consent of Warner-Lambert and Duramed to assign the Duramed Agreement to Galen Chemicals.

As at the date of this document, the Board had received confirmation that conditional consent of Duramed had been given to the above assignment.

Completion is scheduled to take place on the second business day following the satisfaction or waiver of the conditions in the Femhrt Agreement. The Femhrt Agreement will terminate if Femhrt Completion does not take place by 30 April 2003 unless the failure to complete is attributable to the party wishing to terminate or is due to the continuance of a waiting period or lack of an approval under US competition legislation in which case Galen Chemicals may not terminate the Femhrt Agreement until 9 months from the date of the Femhrt Agreement.

The Femhrt Agreement also stipulates that if the Board withdraws or modifies its recommendation (in an adverse way) to Shareholders to vote in favour of the Femhrt Acquisition, Galen Chemicals shall, subject to the satisfaction by Pfizer of certain conditions, pay a "break fee" of US$2.7 million (L1.7 million).

Amongst other things, the Femhrt Agreement provides that Pfizer shall remain liable for all product liability claims pending at Completion but Galen shall assume liability for any such claims brought thereafter.

Under the terms of the Femhrt Agreement, at Femhrt Completion Galen will assume liability for the patent litigation summarised in paragraph 8.2 of Part V below and control of its conduct. The Femhrt Agreement also contains certain warranties and indemnities which are not unusual for a transaction of this nature.

The Femhrt Agreement also attaches the following supplemental agreements in an agreed form:

Transitional services agreement (Femhrt)

The transitional services agreement (Femhrt), which is expected to be signed on Femhrt Completion, will enable Galen Chemicals to receive certain services from Pfizer on an interim basis during the transfer of the Femhrt Product. The services to be provided are such as will permit Pfizer to exit the sale and marketing of the relevant products, assist in an orderly transfer of the Femhrt Product to the Galen Group and permit Galen Chemicals the opportunity to obtain alternative sources of supply of such services. The agreement will terminate 90 days following Femhrt Completion (except for (i) certain services to be performed outside the United States (which will terminate 12 months following Femhrt Completion) and (ii) certain other services relating to packaging and clinical trials (which are subject to varying termination dates)) unless Galen Chemicals terminates it earlier by providing Pfizer with 30 days' written notice or unless the parties mutually agree to extend the provision of any service or services. The agreement will also terminate within 30 days of Galen Chemicals obtaining an alternate source of supply of the services provided under the agreement. Galen Chemicals is required to notify Pfizer in writing once it secures an alternative supply of the services provided under this agreement.

Transitional intellectual property license agreement (Femhrt)

The transitional intellectual property license agreement (Femhrt) is expected to be signed on Femhrt Completion by Pfizer and Galen Chemicals. Under the terms of this agreement, Pfizer will grant to Galen Chemicals an exclusive, world-wide, royalty-free right and licence to use the licensed intellectual property (including the Pfizer and Warner-Lambert names and logos) in connection with the packaging, sale, marketing, advertising, disposition and distribution of the licensed products on an interim basis during the transfer of the Femhrt Product. This agreement will allow Galen Chemicals a transitional period of up to one year in which to substitute its own corporate identification for the licensed intellectual property.

Pfizer has the right to request samples of the products and has the right to inspect the premises of Galen Chemicals to verify that the level of quality required by Pfizer remains the same. This agreement will terminate on the earlier of when Galen Chemicals discontinues to use the licensed intellectual property or on the first anniversary of the date of the agreement.

Duramed Agreement

The Duramed Agreement has been assigned to Galen Chemicals from Warner-Lambert, conditional upon the Femhrt Completion, pursuant to a letter dated 26 February 2003. Under the terms of the agreement, Duramed manufactures and supplies Warner-Lambert with femhrt (R). The agreement stipulates that each month Warner-Lambert must provide a rolling three month forecast of the quantities of femhrt (R) it will purchase during each of the next three months. In addition, the Duramed Agreement sets out an annual minimum quantity that Warner-Lambert must purchase. The price at which Duramed will supply femhrt (R) to Warner-Lambert is subject to certain possible adjustments, including in relation to increases in the Purchaser Price Index as published by the US Department of Labor, Bureau of Labor Statistics and increases in Duramed's direct, in-house labour and overhead costs (as determined in accordance with US GAAP) by providing documentation reasonably satisfactory to Warner-Lambert.

The Duramed Agreement continues until 24 September 2007 and automatically renews for additional two year terms unless either party gives 24 months written notice to the other of its intent to terminate. The agreement may also be terminated by Warner-Lambert in the event that market demand is substantially below the projected forecast (provided that Warner-Lambert pays certain termination fees to Duramed) or by the mutual agreement of the parties.

PART V

ADDITIONAL INFORMATION

1. Responsibility

The Directors, whose names are set out in paragraph 3 below, accept responsibility for all the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Galen and its activities

Galen was incorporated in Northern Ireland on 23 August 1991 and its registered office is Seagoe Industrial Estate, Craigavon, Co. Armagh, Northern Ireland, BT63 5UA. Galen is the holding company of a group of companies whose principal activities are the development, manufacture, marketing, promotion and sale of branded prescription pharmaceutical products.

3. Directors of the Company

The names and principal functions of the Directors are as set out below:

Dr. John Alexander King Executive Chairman

Roger Maurice Boissonneault Chief Executive

Robert Geoffrey Elliott Finance Director

Dr. Michael Greenwood Carter Non-Executive Director

Dr. Harold Alexander Ennis, OBE Non-Executive Director
David Gibbons, MBE, Non-Executive Director

The business address for all of the Directors is the registered office of the Company except Roger M. Boissonneault whose business address is 100 Enterprise Drive, Suite 280, Rockaway, New Jersey 07866, USA.

4. Directors' and others' interests

(a) The interests of each Director, including any connected person, the existence of which is known to, or could with reasonable diligence be ascertained by, that Director whether or not held through another party, in the share capital of the Company as at 5 March 2003 (being the latest practicable date prior to the publication of this document) are as follows:

	Number of Ordinary Shares	Percentage of issued Ordinary Shares
Dr. John A. King	14,475,306	7.7
Roger M. Boissonneault	20,792	(1)
R. Geoffrey Elliott	5,372,271	2.9
Dr. Harold A. Ennis	118,879	(1)
Dr. Michael G. Carter	-	-
David Gibbons	-	-

(1) less than 1 per cent. of the issued share capital of the Company.

(b) Details of options over Ordinary Shares held by the Directors as at 5 March 2003 (being the latest practicable date prior to publication of this document) are as follows:
	Year of grant	Number of Ordinary Shares subject to option	Exercise price per Ordinary Share	Earliest exercise date	Expiry date
Approved Executive Share Option Scheme
R. Geoffrey Elliott	1999	6,703	L4.475	05/02/02	05/02/09

Unapproved Executive Share Option Scheme
R. Geoffrey Elliott	1999	56,890	L4.475	05/02/02	05/02/09
	1999	29,703	L5.050	30/12/02	30/12/09
	2000	50,000	L8.225	04/12/03	04/12/10
	2001	157,055	L7.225	19/11/04	19/11/11
	2002	252,000	L4.525	15/11/05	15/11/12

	Year of grant	Number of Ordinary Shares subject to option	Exercise price per Ordinary Share	Earliest exercise date	Expiry date
Dr. John A. King	1999	75,636	L4.475	05/02/02	05/02/09
	1999	38,614	L5.050	30/12/02	30/12/09
	2000	50,000	L8.225	04/12/03	04/12/10
	2001	100,761	L7.225	19/11/04	19/11/11
	2002	161,200	L4.525	15/11/05	15/11/12

	Year of grant	Number of ADSs(1) subject to option	Exercise price per ADS(1)	Earliest exercise date	Expiry date
Galen 2000 US Option Scheme
Roger M. Boissonneault	2000	62,500	US$49.35	(2)	29/09/10
	2000	23,500	US$46.75	(3)	04/12/10
	2001	50,000	US$40.75	(4)	19/11/11
	2002	110,000	US$28.89	(5)	01/10/12

(1) "ADSs" are American Depository Shares representing four Ordinary Shares.

(2) These options were exercisable as to 1/18th of the ADSs subject to option per month and became fully exercisable on 31 March 2002.

(3) These options are exercisable as to 1/16th of the ADSs subject to option per quarter and will be fully exercisable from 30 September 2004.

(4) These options are exercisable as to 1/16th of the ADSs subject to option per quarter and will be fully exercisable from 30 September 2005.

(5) These options are exercisable as to 1/16th of the ADSs subject to option per quarter and will be fully exercisable from 30 September 2006.

(c) The following options and warrants to purchase Galen ADSs were acquired in exchange for options and warrants previously held to purchase shares of Warner Chilcott, plc (the company acquired by Galen in 2000):
	Number of ADSs subject to option(1)	Exercise price per ADS
Options/warrants assumed in Warner Chilcott transaction
Roger M. Boissonneault	15,625	US$15.63
	18,750	US$1.60
	25,000	US$13.00
	37,500	US$11.30
	75,000	US$32.00

(1) As of 5 March 2003 all of the above options and warrants were fully exercisable.

(d) Roger Boissonneault's service agreement was amended on 20 May 2002. Pursuant to a letter of amendment, Mr Boissonneault will be entitled, in the event of the termination of his service contract on a change of control of the Company (as defined in the contract), to a severance payment equal to the aggregate of his base salary, 1.5 times target bonus and benefits for a period of 18 months.

Save as disclosed above, no service agreement between any Director and the Company or any member of the Group has been entered into or varied since 18 February 2003, the date of the last Annual General Meeting of the Company, when all such service agreements were made available for inspection, nor has any such agreement or variation been proposed.

5. Directors' interests in transactions

No Director has, or has had, any interest in any transactions which are or were unusual in their nature or conditions or significant to the business of the Group and which (i) were effected by any member of the Galen Group during the current or immediately preceding financial year, or (ii) were effected by any member of the Galen Group during an earlier financial year and which remain in any respect outstanding or unperformed.

6. Substantial shareholdings

As at 5 March 2003 (being the latest practicable date prior to the publication of this document), the Company had been notified of the following interests, either direct or indirect, in three per cent. or more of its issued share capital:

	Number of Ordinary Shares	Percentage of issued Ordinary Shares
Dr. Allen McClay	16,986,469	9.0
Dr. John A. King	14,475,306	7.7
Standard Life Investments Limited	7,527,121	4.0
Elan International Services Limited	7,119,200	3.8

7. Working capital

The Company is of the opinion that, taking into account existing cash, bank and other facilities available to the Enlarged Group, the Enlarged Group has sufficient working capital for its present requirements, that is, for at least the next twelve months from the date of this document.

  Litigation

8.1 Galen

Save as set out below, no member of the Galen Group is or has been engaged in, nor (so far as Galen is aware) is there pending or threatened, any legal or arbitration proceedings which may have, or have had during the twelve months preceding the date of this document, a significant effect on the financial position of the Galen Group.

On 22 January 2003, Galen Chemicals acquired the US sales and marketing rights to Sarafem® from Lilly for US$295 million, including a licence to use the patent for Sarafem (R). In respect of Sarafem (R), Lilly initiated legal proceedings on 2 April 2002 against Teva for patent infringement (Civil Action No. IP 02-0512 C-B/S(S.D.IN)). These proceedings were initiated in response to an abbreviated NDA filed by Teva to market a generic version of Sarafem (R). Galen intends to ensure the applicable patents are vigorously defended and enforced.

Lilly asserts that the commercial manufacture, use, sale or offer to sell in the US, or importation into the US would infringe the Sarafem (R) patent-in-suit. Teva contends that the patent-in-suit is invalid, unenforceable or would not be infringed by Teva's commercial manufacture, use, sale or offer to sell in the US, or importation into the US of Teva's generic products. Lilly may be entitled to a 30-month statutory bar to the FDA's approval of Teva's generic version of Sarafem (R). The 30-month stay will expire in August 2004. However, if before the expiration of the 30-month period the court decides that the patent-in-suit is invalid or not infringed, Teva's FDA approval will be made effective on the date of the court's decision. Thus, an unfavorable decision by the district court against Lilly would shorten the 30-month period. In the event the patent-in-suit is found valid and infringed an injunction would be available until at least November 2007.

There can be no assurance that Galen will be entitled to the full 30-month stay, or that the patent-in-suit will ultimately be held valid, enforceable or infringed. The outcome of patent litigation is subject to factors that cannot be adequately quantified in advance, including, but not limited to, the demeanour and credibility of witnesses that will be called to testify. This is especially true in patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. An adverse outcome in this proceeding would likely have a material adverse effect on the Group's operational results because the introduction of a generic competitor to Sarafem (R) would be likely to materially reduce sales of Sarafem (R).

8.2 Pfizer Portfolio

Save as set out below there are no, and there have not been any, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have, or have had, during the twelve months preceding the date of this document, a significant effect on the financial position of the Pfizer portfolio.

Pfizer is currently litigating certain patent related matters in respect of the Pfizer Portfolio. These are summarised below.

OC Products

(i) Pfizer, et al. v. Barr Laboratories

On 3 August 2001, Pfizer initiated legal proceedings (Civil Action No. 01-CV-7223 (S.D.N.Y.)), against Barr Laboratories for infringement of U.S. Pats. Nos. 4,962,098 and 5,010,070 (the "Estrostep (R) Patents") in connection with Barr Laboratories' abbreviated NDA filing to market a generic version of Pfizer's Estrostep (R) Fe product. This claim was initiated in response to a Paragraph IV certification letter sent by Barr Laboratories on 21 June 2001. The parties have commenced fact discovery. The court has yet to set a trial date.

(ii) Pfizer, et al. v. Barr Laboratories

On 5 September 2002, Pfizer initiated legal proceedings (Civil Action No. 02-CV-7038 (S.D.N.Y.)) against Barr Laboratories for infringement of the Estrostep (R) Patents in connection with Barr Laboratories' abbreviated NDA filing to market a generic version of Estrostep (R) 21 product. Estrostep (R) 21 is not currently marketed by Pfizer. This claim was initiated in response to a Paragraph IV certification letter sent by Barr Laboratories on 22 July 2002. The parties have commenced fact discovery. The court has yet to set a trial date.

These two cases have been consolidated for the purposes of expert discovery and trial.

Femhrt Product

(i) Pfizer, et al. v. Barr Laboratories

On 6 December 2001, Pfizer initiated legal proceedings (Civil Action 01-CV-11214 (S.D.N.Y.)), against Barr Laboratories for infringement of U.S. Pat. No. 5,208,255 in connection with Barr Laboratories' abbreviated NDA filing to market a generic version of Pfizer's femhrt (R) product. This claim was initiated in response to a Paragraph IV certification letter sent by Barr Laboratories on 25 October 2001. The parties have commenced fact discovery. The court has set a trial date for February 2004.

The parties' contentions

In each case, Pfizer asserts that the commercial manufacture, use, sale or offer to sell in the US, or importation into the US, would infringe the patent(s)-in-suit. Barr Laboratories contend that the patent(s)-in-suit are invalid, unenforceable or would not be infringed by Barr Laboratories' commercial manufacture, use, sale or offer to sell in the US, or importation into the US, of Barr Laboratories' generic products.

Potential outcome

Pfizer may be entitled to a 30 month statutory bar to the FDA's approval of Barr Laboratories' abbreviated NDA for their generic versions of the Estrostep (R) and femhrt (R) products. The 30 month period is calculated from the date of receipt of the Paragraph IV certification letter. Accordingly, the 30 month stay could expire in December 2003 for the Estrostep (R) Fe proceedings, January 2005 for the Estrostep (R) 21 proceedings and April 2004 for the femhrt (R) proceedings.

However, if before the expiration of the 30 month period the court decides that any one of the patent(s)-in-suit is invalid or not infringed, FDA approval for the corresponding product will be made effective on the date of the court's decision. Thus, an unfavorable decision by the district court against the patentee could shorten the 30-month period for such a product. In the event any such patent is found valid and infringed, an injunction would be available preventing approval of the abbreviated NDA for the product to which such patent applies for the full life of the patents, including any patent-term extension(s).

There can be no assurance that Galen will enjoy the full 30 month stay, or that the patent(s)-in-suit will ultimately be held valid, enforceable or infringed. The scope, validity and/or enforceability of the patents has been called into question and could result in a court decision that the claims have a different scope than asserted by Pfizer and/or that the claims are invalid and/or unenforceable and/or not infringed. Further, the outcome of patent litigation is subject to factors that cannot be adequately quantified in advance including, but not limited to, the demeanor and credibility of witnesses that will be called to testify. This is especially true in patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree.

An adverse outcome in these proceedings is likely to have a material adverse effect on the Group's operational results because the introduction of a generic competitor to Estrostep (R) and femhrt (R) would be likely to materially reduce sales of Estrostep (R) or femhrt (R) branded products. This potential impact is expected to be mitigated by the contingent consideration provisions in the Agreements which, in certain circumstances, will reduce the amount of consideration payable to Pfizer if market exclusivity is lost prior to the expiration of the relevant Pfizer Portfolio patents.

9. Material contracts

9.1 Galen

Save for the agreements as described in Part IV of this document, and the contracts described below, no contracts (other than contracts entered into in the ordinary course of business) have been entered into by a member of the Galen Group (i) within the two years preceding the date of this document which are or may be material or (ii) which contain any provisions under which any member of the Galen Group has any obligation or entitlement which is or may be material to the Galen Group as at the date of this document.

(a) A credit agreement dated 5 March 2003 and made between (1) Galen Chemicals as borrower, Galen, Galen (UK) Limited and Galen Limited as original guarantors, (2) ABN AMRO, Barclays and Bank of Ireland as arrangers, (3) ABN AMRO, Barclays and Bank of Ireland as original lenders (the "Lenders") and (4) Bank of Ireland as facility agent (the "New Credit Agreement"), under the terms of which the Lenders make available to Galen Chemicals:

(a) a US$100,000,000 multi-currency revolving facility available for one year after the date of the New Credit Agreement (with an option to extend the availability period for up to four years;

(b) a US$250,000,000 three year term loan facility available for 120 days after the date of the New Credit Agreement; and

(c) a US$100,000,000 five year term loan facility available for 120 days after the date of the New Credit Agreement,

The term loan facilities may be used to finance the Acquisitions and the reasonable costs and expenses of the Acquisitions and the revolving facility may be used for all general corporate and working capital purposes of the Group other than to finance the Acquisitions and the costs and expenses of such Acquisitions.

The New Credit Agreement places certain restrictive covenants on the Group and requires it to comply with certain financial covenants. It also contains certain events of default which give the lenders the right to demand repayment of the amounts drawn down under the Credit Agreement. Interest is payable at a rate representing a margin which will initially be 1.25 per cent. per annum (and which shall be adjusted from time to time according to compliance by the Group with certain financial covenants) above the London (or European in the case of an advance denominated in Euro) interbank offered rate plus mandatory costs (as defined in the agreement). The New Credit Agreement also contains certain warranties and indemnities which are not unusual for a facility of this nature

The New Credit Agreement makes the availability of the facilities conditional on various conditions precedent, including receipt by Bank of Ireland as facility agent of:

(i) corporate formalities in relation to Galen Chemicals, Galen, Galen (UK) Limited and Galen Limited;

(ii) certain financial information in relation to the Group;

(iii) certain legal opinions;

(iii) evidence that the OC Acquisition (in the case of a utilisation for the purpose of the OC Acquisition) or the Femhrt Acquisition (in the case of a utilisation for the purpose of the Femhrt Acquisition) will be completed by the utilisation date of the term loan facilities under the Credit Agreement; and

(iv) evidence that the facility made available pursuant to the Old Credit Agreement (as defined in paragraph 9.1(b) below) has been cancelled in full.

(b) A credit agreement dated 31 October 2002 made between (1) Galen Chemicals as borrower, Galen, Galen (UK) Limited and Galen Limited as original guarantors, (2) ABN AMRO and Bank of Ireland as arrangers, (3) ABN AMRO and Bank of Ireland as original lenders and (4) Bank of Ireland as facility agent under which a one year revolving facility of US$250 million was made available to Galen Chemicals (the "Old Credit Agreement"). No amount has been drawdown under the Old Credit Agreement and the whole of the facility provided pursuant to it has been cancelled a notice requesting cancellation with effect from 28 February 2003.

  An assignment, transfer and assumption agreement dated 7 December 2002 between (1) Galen Chemicals and (2) Lilly relating to the acquisition of the U.S. sales and marketing rights to Sarafem (R) for $295 million. Under the agreement, the assets transferred or licensed by Lilly to Galen Chemicals include: (i) the assignment of certain trademarks and trade dress relating to Sarafem (R), including the name Sarafem (R), and all of the marketing materials, transferable books and records, copyrights and Internet domain names relating to the product; and (ii) a non-exclusive license to use the patent, technology and certain trademarks and trade dress related to the product in the United States. On or after the second anniversary of the closing date, or earlier if Lilly decides to further license or itself practice the licensed patent, Galen (Chemicals) Limited will have the option to convert the non-exclusive license to an exclusive license by paying Lilly an additional $10 million. In addition to the foregoing, Lilly will co-promote Sarafem (R) in the United States until 30 September 2003, unless such arrangement is sooner terminated by Lilly.

  A stock and asset purchase agreement dated 22 August 2002 made between (1) ICTI Acquistion, Inc. ("ICTI") and (2) Galen for the sale of all of the issued and outstanding shares of capital stock of Interactive Clinical Technologies, Inc. and the title to all assets used or held for use exclusively or primarily in the ICT Business in the United Kingdom. Completion of this transaction took place on 22 August 2002. The consideration payable under the agreement was US$16 million. This agreement contains a non-compete undertaking from Galen which expires three years from completion. The agreement also contains an undertaking from Galen that it will procure and maintain run off insurance at its own expense with an aggregate deductible of not more than US$1 million for three years following completion. However, in the case of fraud, the aggregate liability of Galen shall not exceed US$21 million.

  A business sale agreement dated 8 May 2002 between the Company, Clinical Trial Services and Clinical Trial Services (US) for the sale of the CTS Business, which is summarised in Part III of the circular issued by the Company dated 8 May 2002.

  A business purchase agreement and a share purchase agreement, both dated 9 January 2002, between the Company and Alhow Laboratories Limited in the case of the former and the Company and Almac Sciences Limited in the case of the latter for the sale of Galen's CSS Business, which is summarised in paragraph 6(b) of Part IV of the circular issued by the Company dated 8 May 2002.

  The following contracts are summarised on pages 14 and 15 of Part V and pages 65 and 66 of Part VI of the prospectus issued by the Company dated 2 July 2001:

(i) the sponsor's agreement dated 2 July 2001 and the purchase agreement dated 25 July 2001, in each case entered into in connection with the international offering of Ordinary Shares;

(ii) the documentation and agreements entered into in connection with the issuing of Series A Senior Notes on 15 February 2000 by Warner Chilcott;

(iii) an asset purchase agreement dated 29 June 2001 between Bristol-Myers Squibb Company and Galen (Chemicals) Limited; and

(iv) a supply agreement dated 24 June 2001 between Bristol-Myers Squibb Company and Galen (Chemicals) Limited.

9.2 Pfizer Portfolio

Save for the agreements described in Part IV of this document, no contracts (other than contracts entered into in the ordinary course of business) have been entered into in respect of the Pfizer Portfolio (i) within the period of two years preceding the date of this document which are or may be material or (ii) which contain any provisions, obligations or entitlements which is or may be material to the Pfizer Portfolio as at the date of this document.

10. Significant changes

    Save for the acquisition of Sarafem (R) referred to in paragraph 2 and the recent trading referred to in paragraph 8, both of Part I of this document, there have been no significant changes in the financial or trading position of the Galen Group since 31 December 2002, being the date to which the unaudited first quarter results of the Galen Group were prepared.

    There have been no significant changes in the financial or trading position of the Pfizer Portfolio since 31 December 2002, being the date to which the financial information set out in Part II of this document was drawn up.

11. FDA draft labelling guidelines

The FDA has issued draft labelling guidance for noncontraceptive estrogen drug products for the treatment of moderate to severe vasomotor symptoms and/or moderate to severe symptoms of vulvar and vaginal atrophy, which would include femhrt (R), in response to the early termination of one component of the WHI. That component of the WHI involved a large scale randomised controlled clinical trial examining the effect of HRT on the prevention of heart disease and osteoporosis, and any associated risk for breast cancer and involved approximately 16,600 postmenopausal women. The trial compared Prempro (TM) (a continuous combined hormone replacement therapy containing conjugated equine estrogens and the progestin medroxyprogesterone acetate) to placebo in non-hysterectomised patients. In July 2002, this trial was terminated early after an average of 5.2 years of follow up, when the safety monitoring board determined that the risks of the trial exceeded the benefits.

The FDA's draft labelling guidance provides recommended prescribing information for health care providers as well as labelling recommendations for the Patient Information leaflet. Among other things, the guidance recommends that health care providers be informed that the WHI study reported increased risks of certain adverse outcomes, including invasive breast cancer and that although combinations of estrogens and progestins other than conjugated equine estrogen and medroxyprogesterone were not studied, in the absence of comparable data the risks should be assumed to be similar. The recommended prescribing information advises that because of the risks, estrogens with or without progestins should be prescribed at the lowest effective doses and for the shortest duration consistent with treatment goals and risks for the individual woman. Pfizer has submitted to the FDA proposed amended labelling for femhrt (R) in response to the FDA guidance.

12. Consents

12.1 Hoare Govett has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which it appears;

12.2 PricewaterhouseCoopers LLP have given and not withdrawn their written consent to the inclusion in Part III of this document of their report and the references thereto and to their name in the form and context in which they appear.

12.3 KPMG has given and not withdrawn its written consent to the inclusion in Part II of this document of their report and the references thereto in the form and context in which it appears.

13. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA and at the registered office of Galen during usual business hours on any weekday (Saturdays and public holidays excepted) from the date of this document until the date of the EGM:

(a) the agreements summarised in Part IV of this document;

(b) the memorandum and articles of association of Galen;

(c) the audited consolidated accounts of the Galen Group for each of the two financial years ended 30 September 2001 and 30 September 2002;

(d) the service contracts of the Directors and the letter of amendment referred to in paragraph 4(d) above;

(e) the material contracts referred to in paragraph 9 above;

(f) the circular referred to in paragraph 9.1(e) and 9.1(f) above;

(g) the prospectus referred to in paragraph 9.1(g) above;

(h) the consent letters referred to in paragraph 12 above;

(i) the accountants' report set out in Part II of this document; and

(j) the accountants' letter set out in Part III of this document.

GALEN HOLDINGS PLC

(Incorporated and registered in Northern Ireland under
the Companies (Northern Ireland) Order 1986 with registered number N125836)

(the "Company")

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Galen Holdings PLC (the "Meeting") will be held at Malone House, Barnett Desmesne, Malone Road, Belfast BT9 5PB at 12.00 noon on 25 March 2003 for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as Ordinary Resolutions:

Ordinary Resolutions

1. That the proposed acquisition (the "OC Acquisition") by the Company of the women's branded oral contraceptives Estrostep (R) and Loestrin (R) and certain other assets, contracts and rights pertaining thereto pursuant to the sale and purchase agreement dated 5 March 2003 (the "OC Agreement") between the Company, Galen (Chemicals) Limited and Pfizer Inc., as described in the Company's circular to shareholders dated 6 March 2003, be and is hereby approved and the directors of the Company, or a duly authorised committee thereof, be and they are hereby authorised to do all such things, attend to all such matters and effect all such acts (including, but not limited to, the signing and/or execution of any documents and the approval of the terms of, or of any amendments or variations to, the OC Agreement provided such amendments or variations are not sufficiently material to require further approval from shareholders) as they may consider necessary, expedient or desirable to complete or give effect to, or otherwise in connection with the OC Acquisition and/or the OC Agreement and any matters incidental to any of them.

2. That the proposed acquisition (the "Femhrt Acquisition") by the Company of the women's branded hormone replacement therapy Femhrt (R) and certain other assets, contracts and rights pertaining thereto pursuant to the sale and purchase agreement dated 5 March 2003 (the "Femhrt Agreement") between the Company, Galen (Chemicals) Limited and Pfizer Inc., as described in the Company's circular to shareholders dated 6 March 2003, be and is hereby approved and the directors of the Company, or a duly authorised committee thereof, be and they are hereby authorised to do all such things, attend to all such matters and effect all such acts (including, but not limited to, the signing and/or execution of any documents and the approval of the terms of, or of any amendments or variations to, the Femhrt Agreement provided such amendments or variations are not sufficiently material to require further approval from shareholders) as they may consider necessary, expedient or desirable to complete or give effect to, or otherwise in connection with the Femhrt Acquisition and/or the Femhrt Agreement and any matters incidental to any of them.
Dated: 6 March 2003

By order of the Board	Registered Office:
Anthony D. Bruno	Galen Holdings PLC
Group Secretary	Seagoe Industrial Estate
Craigavon
Northern Ireland
BT63 5UA

Notes:

1. Any person entered on the register of members of the Company at 12.00 noon on 23 March 2003 (a "Member") is entitled to attend and vote at the Meeting pursuant to Regulation 41 of the Uncertificated Securities Regulations. Any changes to the register of members after the above time and date shall be disregarded in determining the rights of any person to attend and/or vote at the Meeting.

2. A Member entitled to attend and vote at the Meeting may appoint a proxy to attend and, upon a poll, vote instead of him. A proxy need not be a Member of the Company.

3. A form of proxy and any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority must be deposited with Galen registrars, Computershare Investor Services PLC at P.O. Box 1075, Bristol BS99 3FA, not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof. A form of proxy is enclosed. Completion and return of a form of proxy will not preclude a Member from attending or voting at the Meeting in person.